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                            [GERDAU AMERISTEEL LOGO]

  GERDAU AMERISTEEL ANNOUNCES EXERCISE BY UNDERWRITERS OF THEIR OVER-ALLOTMENT
                                     OPTION

Toronto, ON, November 18, 2004 - Gerdau Ameristeel Corporation (TSX: GNA.TO,
NYSE: GNA) today announced that the underwriters of its recent public offering of common shares have exercised their over-allotment option to purchase an additional 4,381,000 common shares of Gerdau Ameristeel at the initial public offering price of Cdn. $5.90 per share. As agreed to in a subscription agreement with Gerdau Ameristeel, Gerdau S.A. is purchasing the same number of additional common shares as the underwriters' pursuant to the exercise of their over-allotment option at $4.70 per share, the U.S. dollar equivalent of the public offering price.

The gross proceeds to the Company upon exercise of the over-allotment option total Cdn.$25,847,900 and the gross proceeds to the Company upon Gerdau S.A.'s additional purchase total $20,590,700.

Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Nesbitt Burns Inc. were joint book-running managers for the public offering in the United States and Canada. CIBC World Markets Corp., J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated acted as underwriters.

A registration statement relating to the public offering was declared effective by the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any province, state or other jurisdiction. A copy of the prospectus relating to the public offering may be obtained on request without charge from Gerdau Ameristeel at 5100 West Lemon Street, Suite 312, Tampa, Florida, U.S.A. 33609, telephone no.
(813) 286-8383, attention: Secretary or electronically at www.sedar.com and www.sec.gov.

ABOUT GERDAU AMERISTEEL

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 15 scrap recycling facilities and 36 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The company's products are generally sold to steel service centers, to fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and the New York Stock Exchange under the symbol GNA.



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FORWARD LOOKING INFORMATION

This news release may contain forward-looking information with respect to Gerdau Ameristeel. Actual results may differ from these forward-looking statements due to numerous factors, including global competition, steel imports, market supply and demand for steel, pricing of energy and raw material inputs and other matters. These and other factors are outlined in Gerdau Ameristeel's regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission. Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Gerdau Ameristeel does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this documents are expressly qualified by this cautionary statement.



FOR MORE INFORMATION PLEASE CONTACT:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com